

Little Mutants
World Class Fermented Offerings

Little Mutants Business Plan

[2-12-2023]

Little Mutants Fermentary Company
841 N Prince St.
Lancaster, PA 17603
717.305.0742
drinkmutants.com
wave@drinkmutants.com

Confidentiality Agreement

The undersigned reader acknowledges that any information provided by Little Mutants Fermentary Company in this business plan, other than information that is in the public domain, is confidential in nature, and that any disclosure or use of same by the reader may cause serious harm or damage to Little Mutants brand. Therefore, the undersigned agrees not to disclose it without express written permission from Cullen Farrell, CLO, Little Mutants.

Upon request, the undersigned reader will immediately return this document to Cullen Farrell of Little Mutants Fermentary Company.

_____

Signature

_____

Name (typed or printed)

_____

Date

This is a business plan. It does not imply an offering of securities.

Little Mutants
(Hard Cider & Beer Production and Brand)

Prospectus Summary

Little Mutants is an emerging cider, beer and fermentation operation located in Lancaster, PA. We will focus on hard cider, hard seltzers (made from fruit), hard kombuchas as well as craft beer styles that are initially brewed in smaller batches to sustain a higher level of quality and freshness, while exploring alternative fermentation innovations that push the boundaries of traditional categories, ingredients and flavor infusion. Sales will be conducted via on site consumption and 'to go' beer through direct retail sales as well as an aggressive wholesale operation as we see major market opportunity in the local and statewide cider category. In a report published last month by Canadean, the U.S. cider market – the third largest in the world – is predicted to grow at an average annual rate of 12% between 2015 and 2020, compared to an average global growth rate of just 5%.

*The charts from Allied Market research below highlight the explosive growth expected for our category into 2023.



GLOBAL CIDER MARKET
BY DISTRIBUTIONAL CHANNEL
2016
2023
ON-TRADE
distribution channel
is anticipated as
one of the most
lucrative segment
of the market.
On-Trade
Off-trade

GLOBAL CIDER MARKET
BY PRODUCT
2016
2023
Apple Flavored
Fruit flavored
Perry
Fruit flavored segment is projected as one of the most lucrative segments.

Processing

We are currently installing a Stout brand brewing system with a 35-40bbl monthly tank capacity at 841 N Prince St. Lancaster, PA 17603.

Executive Summary

Little Mutants has been founded on providing quality first fermented products. These are defined by a focused approach to representing classic styles, as well as experimenting with unique ingredients. A core motivator is working with local farms, orchards, and small businesses to showcase the brilliance of Pennsylvania agriculture. We carefully design health-conscious recipes that encourage responsible drinking, all while being an accessible, quality good. With fermentation as our main passion, we are also continuing to co-develop non-alcoholic beverages as a healthy option for the whole family.

To start, our production focus is on the hard cider, hard seltzer, and low ABV Beer categories where we see the largest market opportunities in Pennsylvania as. We have identified just 5 main competitors in Cider in PA, and only two have the volume or capacity we can achieve. Sales will be conducted both on site and off premise with an

objective to weigh the percentage of sales 70/30 in favor of off premise (wholesale distribution). We are also developing the backend of our website to pioneer one of the best e-commerce experiences that a brewing brand can offer. E-commerce in beer is growing rapidly nationwide with no signs of slowing down and yet PA is behind with little to no breweries offering a robust online service – a major opportunity we see for us locally and regionally. Our goal is to exceed over $1 mil in revenue in PA State sales by EOYear 3, and by EOYear 5 we anticipate multi-state / national sales with light international sales to help us grow 100% towards (~$3mil in revenue, generated by beverage sales alone).

"Little Mutants is an innovative beverage company that caters to an emerging consumer looking for "non traditional" and "better-for-you options" within the bev-alc space – We want to make highly accessible products that taste amazing, have transparent natural ingredients and that are perceived as "healthier" than anything else on the market. We are "beyond beer": we are crafting the light adult beverages of the future and we are charting a new path in the brewing and alcohol culture. We will accomplish this in Pennsylvania and strive to go beyond and carry our brand name competitively into the national and international markets." – Cullen Farrell, co founder

The Problem

Customers want new, light, beverages – all they are getting is the same hard seltzers, FMBs, and sugar laden hard ciders from the big nationals. More than ever, consumers are focusing on wellness, originality, and authenticity. The booming hard seltzer category has proven the demand for light alcoholic beverages, however, based on our research most hard seltzer is produced by the same giant corporations fermenting with the same refined sugars. We believe the beverages they produce do not adequately address a significant and growing group of adult drinkers looking for authenticity, originality, and genuinely good tasting products. The national brands that were "first through the fire" have established seltzer as a serious and maturing category, which has set the stage for seltzer to stay. Like most early iterations of a product, there is considerable room for improvement and we have the tools and differentiation to deliver the next wave.

The Solution

Authentic, innovative Better-for-you (BFY) Beverages – (Delicious, Low ABV, Low Sugar, Unique Natural Ingredients, and even Functional Benefits) The creation of a modern alcoholic beverage brand that goes "beyond beer." The hallmarks of our beyond beer products will be "wellness, innovation, authenticity, great design and a strong digital presence. Our products guarantee transparency, novelty, real innovation and wellness putting Little Mutants on the cutting edge of drink selection. One of our product lines is proudly something that has never been done before by another brewing or beverage company. Stay tuned!

Little Mutants taps into Lancaster County's rich agricultural and apple-growing heritage as well as its natural beauty and active lifestyle. We are delivering a core hard cider product line and honing in on our pack sizes to make the brand price competitive, economical, convenient, "green," and reaching the widest customer base. We are introducing our hard seltzer under a separate brand name called HUNDO, which uses a unique antioxidant rich upcycled fruit(s) as its base to deliver a hard seltzer that simply tastes better and is genuinely better-for-you and the planet. It is truly unlike anything else on the market.



Early packaging sketch for HUNDO, fruit based hard seltzer.

"But IPA, or really any style, is not going to be enough to grow craft going forward," Watson said. "We're going to need to find more niches, more places to grow, because with 9,100 brewers maturing [at different rates in] a fractured market, we're going to need to find new customers, new preferences, and new places. The same growth that got us here is not going to be the growth that gets us out of that maturing market and finds the next increase in our market share." **PW**

- Bart Watson, Chief Economist for the Brewers' Association *in his annual State of the Industry Address at the 2022 Craft Brew Conference in May*

Our Core Products

- **A Proprietary Hard Seltzer -** We have crafted something that has "never done before" (yes, truthfully!) and it falls within the Seltzer category. We are very excited to share it with you all! Stay tuned for launch.
- **Fresh Pressed Hard Ciders** - We pay homage to "apple only production" but also go beyond with many other unique fruit based ferments, pressing all of our ingredients fresh and at scale! Ciders will range from dry/off dry to semi sweet. We currently source 100% of our apples from Lancaster and PA orchards. As local as it gets – with pride!
- ✂ **Low/No ABV Beers** - The market demands it and we love making it!
- ✂ **Classic Beer Styles, Elevated!** Our roots – We still see so much room to explore and refine what is already tried and true! (Pilsners, Lagers, Pale Ales, Bocks, Wheat Beers, Belgian styles and more)

Company Details

1. **Mission statement**

   "**As a brand** - *it is our mission to be true pioneers in and for the craft brewing space and fermentation science as a whole!* We aim to master under-represented and market demanded beer & cider styles as well as develop unique and innovative products that can dissolve the boundaries between the categories of beer, cider, wine and hard seltzer.

   For our community – *Our mission is to incubate a culture of passion, innovation, education & inclusiveness that encourages societal harmony and genuine human connection through the love of science, Live MUSIC and artfully made food & beverage*"

   Vision

   To develop world class fermented offerings that are **highly sought after locally, nationally, and internationally.** *We see ourselves beyond just another brewing company and more as* **a "modern alcohol brand."**

2. Goals & KPIs

Achieving $1 million in sales revenue on premise and an additional $1 million in revenue from off premise sales within 3-4 years. Achieving PA statewide distribution by Year 5 (ultimately a $9mil opportunity) as well as beginning to establish distribution within the states of Delaware, Maryland, Virginia, New York, and New Jersey. Becoming the most reputable and attractive hospitality offering in Lancaster City & becoming the premiere music venue in Central PA. Internationally, we are in conversations with Little Atlantique Brewing of Nantes, FR and an international importing company to discuss licensing and expansion on two of our product lines in preparation to test products in the European market. We would like to achieve a footprint in Europe by Year 3.

Key KPIs

- Strive for $1mil in sales revenue by year 2, attain it 100% year 3
- Add 5 additional sales team members by year 3
- Organize distribution into Western PA
- Organize stable distribution outside of PA year 2 (DC, Baltimore, Delaware, New Jersey, and New York) – aligning ourselves with the best possible distribution networks and partners • Grow production YOY by triple digits

3. Target market

- Our Target market is Millenials and Gen-Z -the largest consumer base.
- Cider reaches an even audience and is the most gender-balanced alcohol category. It has 51% male drinkers & 49% female.
- In cider's gender-equal base is a core audience of youth – 40% are in their 20s. The lower ABV content attracts a younger audience, because young people tend to drink less alcohol & choose healthier options across all categories.
- Approximately 20% of Gen Z drinkers identify themselves as cider drinkers.
- Two-thirds of cider consumers drink out weekly.
- Largely driven by Millennials, cider consumers are out drinking cider in restaurants and bars more than beer consumers are out drinking beer. The average cider drinker might be more social than that of beer.
   - See more specific Target Market segments in "Lean Business Model Canvas" sheet attached

According to a survey by IWSR, as of 2019, 52% of consumers surveyed were trying to reduce their alcohol consumption. Moreover, hard seltzer contains low amounts of alcohol, ranging from 1%-8% ABV, and is low-calorie in comparison to beer, with most versions having around 100 calories. Thus, moderate drinkers prefer to consume hard seltzer as a substitute for beer. These properties are anticipated to boost product sales across the globe over the forecast period. Many consumers are looking for reduced sugar, low-calorie, organic, and healthy halo beverages that not only fulfill their demands but also align with their keto and vegan diet. Many manufacturers have been offering products in this category.

4. Industry/Market Growth Potential (Cider, Seltzer, Craft Beer, Low ABV) "Beyond Beer" – our focus – is a bubbling market thirsty for trusted craft products. The total potential for progressive adult beverages including cider, FMB, canned wine and hard seltzers represents a $5.9 billion opportunity that has grown 30% YOY. The craft market is ~$1.5 billion and growing in tandem with the "beyond beer" market. This sizable high-growth opportunity directly addresses recent customer demands. For instance, many subcategories within the beyond beer space, such as canned wine and RTD cocktails, are experiencing greater than 40% YOY growth, as the products within this market meet the needs of health-conscious consumers seeking convenience. *Source Nielsen research

Favorable Industry Data

- The international beer market amounts to $623.2 billion, and it's projected to experience stable growth between 2021 and 2026.
- Global statistics reveal that by 2025, out-of-home consumption will account for 51% of spending and 35% of volume consumption in the beer market.
- According to data from Information Resources Inc. (IRI), during 2019-2020, beer sales in multi-outlets were $43.8 billion, a 3% year-over-year (YoY) increase. Craft beer generated dollar sales were slightly greater than $5 billion, a 1.4% increase.
- Overall US beer volume sales were up 1% in 2021, while craft brewer volume sales grew 8%, raising small & independent brewers' share of the US beer market by volume to 13.1%.
- Retail dollar sales of craft increased 21% in 2021, to $26.8 billion, and now account for just under 27% of the $100 billion US beer market (previously $94 billion). The primary reason for the larger dollar sales increase was the shift back in beer volume to bars and restaurants from packaged sales.
- A report by IBISWorld suggests that craft brewers will continue to benefit from flavor innovations and consumers wanting to visit their local craft breweries and taprooms at home and as a go-to destination.
- Within the beer segment, IPAs have witnessed continuous growth. Growth has also been observed in lower ABV beers (including lagers and other low ABV ales), and fuller flavored but non-hoppy styles such as sours or fruit beers.
- When it comes to craft beer production, India pale ales (IPAs) are No. 1 at 30.2%. Rounding out the list are Belgian witbiers, 23.3%; seasonal, 10.5%; lagers, 9.1%; pale ales, 7.7%; and amber ales, 5.5%

Favorable Industry Data: Visual Representation

The Market for Alternative Alcohol Products Continues to Expand | Seltzers, No / Low ABV, Low-Calorie Products Deliver Perceived Health & Wellness Benefits
The definition of better-for-you within Alcohol has evolved with non-traditional beverages entering; the trend likely benefited from the pandemic crisis in 2020
All BFY Segments Grew Points of Distribution in 2022
BFY Alcohol Dollar Sales ($MM)







5. Legal structure

    a. Our Business is an LLC with the goal to eventually form an S-Corp separating the hospitality and beverage operations. We hope to separate the two as both expand and require unique needs as well as to protect one another from liability.

    b. Current ownership Structure

            i. Cullen Farrell – 50%

            ii. Clint Wilson – 50%

    c. The ownership structure will soon change to add an additional partners/investors, Robert Fisher, David Bradley, and Kenneth Knowlton

       d. We wish to explore an ESOP-like/profit sharing plan with our staff based on performance and vested time.

Competitor Data Collection

*See HUNDO/Little Mutants Competitive and Marketing Analysis Plan.

Pricing (Off Premise)

Our pricing is competitive at a national level and our wholesale margins are reasonable. On premise margins however can reach upwards of 91% for beverage and is an excellent foundation for our business model

Wholesale Margin by Package	LM COGs	LM Margin	LM Sale Price	Distributor Margin	Distributor Sale Price	Retailer Margin	Retail Sale Price
12 oz. Bottle 6-Pack	$3.25	44.78%	$5.88	30%	$8.39	30%	$11.99
12 oz. Bottle 4-Pack	$2.16	55.79%	$4.90	30%	$6.99	30%	$9.99
16 oz. Can 4-Pak-Tech	$2.65	59.82%	$6.60	30%	$9.43	30%	$13.47
25 oz. Bottle	$1.29	85.38%	$8.82	30%	$12.60	30%	$18.00
1/2 Keg	$50.592	58.70%	$122.50	30%	$175.00	30%	$250.00
1/6 Keg	$16.842	65.63%	$49.00	30%	$70.00	30%	$100.00

How the Business Makes Money


The Business Model
Wholesale Distribution
On Premise Taproom+ Restaurant
Coffee Shop
Event / Music Venue
E-commerce Contract Brewing

Income Streams

– Beer Sales, Event Space, Concert Tickets all very high margin
– Selling food and drinks on site, cater our own events
– Wholesale distribution of kegs and canned product (70/30 off premise to on premise)

• **Channel Targets** – Convenience, grocery, distributor, permanent draft lines in bars and bottle shops.

• **Target Distributors**
– Kirchner Beverage – Lancaster County
– Wilsbach Distributors Inc - Regional
– Penn Distributors – Greater PA State
– *Shangy's Beer is another distributor consideration.
• ***Target Wholesale Customer Examples*** – Whole Foods, Wegman's, GIANT grocer, TARGET, Harvest Seasonal Grill (PA Restaurant Chain), Rutter's (C store), etc.
• **Self Distribution targets:**
– Our established relationships within the Tri county (York, Harrisburg, Lancaster) bar and restaurants
– Over 400 Regional Craft Breweries + Over 100 Regional Wineries

Distribution channels

- Retail
- Direct sales
- Ecommerce (Drizly)
- Wholesale
- Inside sales force
- Outside sales representatives

Key distributor relationships that will be a factor in our success will be Kirchner Beverage and Wilsbach Distributors for our first 3 years. We have established entry with Kirchner.

Suppliers

Key suppliers, including:

- Kauffman's Fruit Farm
- Hess Brothers
- Select Juice LLC
- White Oak Orchard & Nursery
- Farnum Hill
- Oyler's
- Four Seasons Produce

We have extensive backup resources and suppliers for all of our ingredients due to our previous industry connections. Apples store in refrigeration for a full year and we have ample refrigeration as well as freezer space to keep a year's worth of raw material inventory available. For competitive reasons we have not shared our suppliers on the grain or malts used in our beers. More info is available upon request.

The Restaurant Concept (HOBBY Hospitality)

- The overarching concept is "Lancaster Mediterranean"
    - The food will host a spectrum of classic French, Italian, and Spanish styles that highlight local Lancaster County ingredients
- Limited, carefully selected menu that is conscious of vegan and vegetarian options.
- 48-person seating capacity (not including the bar).
- We will offer takeout and delivery service as well as offer a late night menu (10:30p - 2 am).
- *A more intimate look at our developing menu is available upon request • Implementation of modern (post-covid) service industry practices in an effort to retain a core of highly skilled, dedicated, and motivated staff. We want our people to love where they work!

"Our food concept is best described as Mediterranean inspired Lancaster food. It will be about the everyday enjoyment of life. To be this close to the bounty offered by Lancaster farmers, purveyors and vendors is special. Just as the traditions of restaurants in the Mediterranean for generations truly connect with whom they purchase products, we will do the same honestly and with integrity. It will be a community beacon for patrons to meet, gather and enrich their lives. Our ingredient-driven menu will utilize all aspects of every product to minimize waste. The kitchen will strive to serve some of the best food in the area. It will be focused on dishes that are simple but thought out thoroughly. The flavors of the Mediterranean will shine to make us a dining destination that is slightly different but truly comforting for the Lancaster dining public. The

restaurant will have a capacity to serve 60 people at a turn. We expect to have two turns per night in the first 3 years." **– Paul Lyons, Head Chef**

*Added note: Our current sales assumptions exclude the potential revenue to be gained from expansion of outdoor dining on site at 841 N Prince St, which can launch in 2024 with city zoning approval.

Taproom: Hi-Fi Listening Bar Concept (HOBBY Hospitality)

In alignment with our cutting edge approach we will be installing a hi-fi sound system and a permanent rotary mixer + vinyl DJ booth to curate a higher end hospitality experience. This concept will be present at the bar/taproom for 841 N Prince St. as well as at the taproom on 25 W King St. in slightly different fashions.

- Hi-Fi Listening Bar with House Cocktails/Draft Cocktails and House Beers, Ciders, & Seltzers
  - Intimate Low Lit dining with hi-fi sound system playing vinyl records from golden eras in music – rotating list of resident DJs
  - "Think of the perfect date night spot"
- The bar taproom area will house over 14k records as part of the décor. • Coffee Shop service in the morning powered by Little Amps Coffee Roasters.


punch_drink
The "Listening Bar" Is Booming
Across the country, these Japanese-style bars are being refashioned for an American audience.



The Locations

1) 841 N Prince St. (Brewery Production, Bar and Music Venue) *Outdoor food trucks

2) 25 W King St. (Auxiliary Taproom+Restaurant)   *See attached folder for this location



1) The 841N PRINCE ST Location needs us!

- ✄ The Northern Corridor of Lancaster City is going to be one of the fastest growing neighborhoods in town with the emergence of several new housing and development projects planned for construction in the next 1-3 years. Unfortunately, the area is characterized by a dearth of entertainment and dining/drinking options that can serve as casual, fun hang-out spots and locales for enjoying quality time with friends, family, & co-workers. We will be the place to be for current and future residents, as well as the "go-to" for the hospital health care workers just two blocks away. The location truly needs us as the map highlights!
- ✄ The Northern end is typically the first impression for many visitors coming into Lancaster City by car or train (city train station just 2 blocks north). There needs to be something marquee & vibrant to welcome these visitors and to provide a great first impression for Lancaster City!
- ✄ There is not a single coffee shop in the North, and the amount of traffic that drives by our building daily is an incredible opportunity for coffee service. F&M College is also less than a mile away!
- ✄ Lancaster lost its one true music venue (The Chameleon Club) during the pandemic. Currently there is no music venue booking national touring talent. Post covid, the pent up demand for live music concerts and entertainment is huge, and Lancaster has always been a music lover's town!
- ✄ We are one block from the Clipper Magazine baseball stadium. Currently there are no bars or restaurants that are a go-to option for attendees before or after a baseball game.

Property Layout



BLUE

- Taproom Bar & Restaurant
  - Outside parking area will partially be used partially for outdoor dining and service
- "All Day Café"

RED

- Brewhouse (Brewery equipment & Production)

YELLOW

- Music Venue
- Event Space
- Large Bar

S 87° 22' 00" E 100.00'
Parking
Parking
Restaurant + Taproom
Brewhouse
Event/Music Venue
N/F
Brian J. & Georgina L. Donnelly
Document ID #5946498
West Ross Street
NEW 5' SIDEWALK

Grand Scheme



Development Phases

Phase 1: Construction & Operations of the brew house (brewery production) & taproom + restaurant

Phase 2: Development of a larger bar and music venue within the large warehouse space inside the building

2) DOWNTOWN AUXILIARY TAPROOM - 25 W KING ST - HIGH FOOT TRAFFIC!


Highest foot traffic area in Lancaster city
CENTER CITY TAPROOM LOCATION
3 new buildings 700 brand new apartments under construction across the street and adjacent to downtown taproom
Rachel's Cafe & Creperie
E Walnut St
W Madison St
Virginia Ave
College Ave
LANCASTER CITY HISTORIC DISTRICT
Passenger Roastery & Coffee Bar
Pocket Books Shop
Chestnut Hill Cafe
W Marion St
Lancaster Central Market
N Lime St
551 West
Luxe Salon & Spa
Lancaster
St. Mary's Catholic Church
Church St
Water Street Mission
Save A Lot
Kunzler & Company
King Elementary School
Street View
Map data ©2023
25 W King St
Lancaster, PA 17603
Directions

Management & Leadership

Balanced & Experienced

Cullen Farrell, CLO

Cullen brings nearly a decade of 360-degree beverage industry experience. From product development, to sales & marketing, multi channel media, PR, networking, & co-branding opportunities. His knowledge of business management in the food and beverage industry will be an invaluable asset to Little Mutants.

Cullen is also a meticulous & dedicated Operations manager & Financial Analyst. His expertise lies in implementing fiscally responsible business practices to ensure profitability and proper planning. Additionally, he has vast experience in fundraising & a successful, established track record working within startup environments. Cullen's perspective & acumen will be crucial in establishing & maintaining longevity & growth anticipation.

Cullen has founded two beverage companies of his own, both still in operation and growing -- RIJUICE, a cold-pressed juice company in Lancaster. And Cartel Brewing & Blending, which he co founded in 2020. Cartel was a great introduction into the brewing industry for Cullen where he quickly gained industry insights and hands on experience to refine a brewery business from the ground up. Cullen is a true "bootstrapper" and is leveraging his own juice company to produce the fresh apple juice for LM's cider – highlighting his continuity and resourcefulness in the industry. This project is Cullen's " *ikigai*" -- a conglomeration of all the things he loves and has tremendous skill and passion for -- beverage, hospitality, music + live entertainment, culture, entrepreneurship and community all together in one venture.

Clint Wilson, Head Brewer

Clint is a born tinkerer with a fondness for motorcycles, science, brewing, and the art of fermentation. While pursuing a degree in Chemistry from IUP in 2008, Clint was introduced to the magic of fermentation through his chemistry professor. From that point on, he has dedicated himself to understanding brewing, not only through science, but as the heritage art-form it truly is. Taking meticulous notes, studying, and experimenting, he quickly learned that yeast truly unlock the beauty behind every brew, "le petit mutant"...Little Mutants. Over a decade of creating, comparing, and learning, he applies his skills to exemplify local agriculture through fermentation. With this knowledge and outlook he aims to offer the finest product with the utmost care, using the best local ingredients; happy yeast for happy people.

For 10 years, Clint was a lead environmental instrumentation chemist at Eurofins, Lancaster Labs. His tenure there was disciplined in method development and dedicated to quality analysis and practices. The experience he gained helped him take a leap towards following his passion of fermentation, with practical laboratory skills being applied to a brewhouse workflow. Clint is one of the Founding Partners of Cartel Brewing & Blending, along with 3 other local entrepreneurs (including Cullen Farrell). While working together, Clint's technical expertise & skill gained the attention of Cullen & they both realized they had the perfect opportunity to create a partnership in making hard ciders and other innovative fermented beverages.

Clint is known for his strong work ethic. He enjoys the technically nuanced nature of fermenting, refining, & blending of ciders for Little Mutants. He also spends ample time developing future products (both, non-alcoholic & alcoholic) with Cullen.

Besides this, Clint enjoys creating music and attending, or working within the local music scene in Lancaster where he has volunteered as a Sound Technician.

Paul Lyons, Culinary Director, Head Chef

Paul loves and understands the connection people can have with food. He cherishes the ability to make someone's day better through a plate of food. After graduating from Temple University, he dedicated his career to the kitchen, cooking and managing kitchens in a broad spectrum of restaurant settings in Philadelphia for the past 15 years, from the relaxed comfort of a 40+ seat French bistro (The Good King Tavern), to cooking for over 1,000 guests a night in one of Philadelphia's lush nightlife establishments (Morgan's Pier).
Paul helped open a few establishments by helping create recipes, menu development and staff training. He has received several accolades in his career in Philadelphia, including multiple positive reviews from James Beard award-winning food journalist Craig Laban. Paul served as Chef de Cuisine at every restaurant under the famed Safran Turney Hospitality umbrella. Based on his work ethic and palette, Paul was allowed to freely change menu dishes throughout the year reflective of season, execute daily specials as he saw fit, and empower younger chefs in the company to raise their culinary voices. Currently the Executive Chef of Elizabeth Farms in Lititz, PA, Paul saw an opportunity to do something different and be closer to where a lot of the purveyors he utilized were located. He hopes to have impact In the Lancaster community by cooking simple, creative food put out by a tight-knit & happy kitchen.

Advisors

Our professional/advisory support team:
   a. Attorney – Matthew B. Anderson Esq. ALC LAW LLC
   b. Accountants – Jonathan Farrell, Accountant and CFO for Stoner Inc. for over 10 years; Bookkeeping – Beta Bookkeeping
   c. Operations Consultant – Lee Perry, Head of Operations at Little Atlantique Brewing, Nantes FR

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Production Consultant/Assistant Brewer – Bill Arnold, Wrecking Bar Brewing, Atlanta GA, 4th Tap Brewing Co-Op, Austin TX
Architectural Engineer and Designer – Tom C. Carrier
Marketing Consultants – Christopher Dorsey of Oracle Web Advertising and Robert Fisher of The Harrington Agency
Mentors – Naeem Malik and Lou Davenport, former CMO & CFO executives of Armstrong World Industries

Startup Expenses & Capitalization

We have already paid for and funded roughly ~$100,000 worth of leasehold improvements, licensing fees, zoning fees, equipment, rent, security deposit and founder salaries since August 2022.

Little Mutants has the remaining capital necessary required to open a the grand scheme FULL operation in the estimated amount of $310,800, broken down into the following categories:

- **Property Build Out**
  - Leasehold Improvements (Renovations, Plumbing, Electrical, HVAC etc.) - $48,370
  - Kitchen Construction and Equipment - $25,000
  - Refrigeration (Walk In) + Glycol + Control Panel - $21,000

- **Brewing Equipment**
  - Fermentors - $55,800

- **Owner's Equity & Working Capital**
  - $150,000 total
    - $50,000 owner's injection
    - $50,000 Lender/Investor: David Bradley
    - $50,000 MainVest.com crowd fund

Sales Summary

All assumptions are conservative estimates based on most current/assumed costs of raw materials (ingredients) and operating expenses, which are subject to change. Retail sales are based on existing fair market pricing, production at 1/2 capacity, projected with a sell through rate of 80%.

Cider, Beer & Food Sales

- Year 1 Gross Cider/Beer/Food Sales: $622,129.00
  - Gross Margin: $442,852.00

- o *Net Profit: -$29,971
- • Year 2 Gross Cider/Beer/Food Sales: $778,542.00 (25% Growth)
  - o Gross Margin: $554,115.00
  - o *Net Profit: $30,000
- • Year 3 Gross Cider/Beer/Food Sales: $895,323.00 (25% growth)
  - o Gross Margin: $637,323.00
  - o Net Profit: $58,344
- • Year 4 Gross Cider/Beer/Food Sales $1,251,200
  Year 5 Gross Cider/Beer/Food Sales $1,876,800

Food Sales (*25% food cost assumption for tax revenue chart (CNI)*)

- o Year 1 Food Sales: $190,000 *(Excludes Outdoor Dining and Events like Weddings and Corporate Catering Events)*
- o Year 2 Food Sales: $234,000
- o Year 3 Food Sales: $270,000
- o Year 4 Food Sales (Outdoor food sales commence): $405,000
- o Year 5 Food Sales (12% Growth): $453,600

Payroll

8 employees in Year 1

$22/hr mgmt. -- $15/hr FT -- $13/hr PT

$20,843/month = $233,220/year

Total Wages And Related Expenses in Year 1 = $261,713

*See Payroll tabs in attached Pro Forma Excel

*More In-Depth Financial Plan & Projections

- • See attached Pro Forma Excel

Request from **MAINVEST INVESTORS**

Capital Loan

• **How much money we are seeking**

  o $50K–**$100K**

• **How we'll use the money**
  - $25K-$35K to be used to assist payroll if needed, buffer against unexpected expenses/leasehold improvements at the taproom plus any additional kitchen equipment needs. To acquire new fixtures, furnishings, fixtures for the Taproom.
  - $25K to be used for Downtown Taproom FFE Improvements and Upgrades
  - $25K to be used for Music Venue renovations to increase capacity comfortably
  - $10K to be used for marketing and distribution projects

Appendices
– SWOT Analysis
– Critical Success Factors (CSFs)
– Lean Business Model Formatting
– Product Imagery
– Pro Forma & Projections
– Project Cost Sheet
– LM/HUNDO Competitive Analysis
– 3D/2D Developed Renderings for 841 N Prince.